82-34631

JCDecaux



05006923



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

SUPPL

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Neuilly-sur-Seine, 29th March 2005

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 25th March 2005 informing the shareholders of the company that the Annual Shareholders' Meeting will take place 11th May 2005 and containing the resolutions which will be submitted to their vote.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

3/31

commissaire aux comptes, approuve les comptes de l'exercice clos le 31 décembre 2004, tels qu'ils lui ont été présentés par le conseil d'administration.

Deuxième résolution. — L'assemblée générale ordinaire constate que le résultat à affecter de l'exercice s'élève à 4 284 441,45 €. Compte tenu du report à nouveau de l'exercice précédent et de la régularisation du report à nouveau de l'exercice précédent, le résultat distribuable s'élève à 4 296 350,59 €. L'assemblée générale ordinaire approuve l'affectation suivante, réalisée conformément aux statuts de la Sicav :

Pour les actions D, distribution intégrale des revenus (soit un revenu de 0,18 € par action)	1 025 872,48 €
Affectation au report à nouveau de l'exercice	52 374,12 €
Pour les actions C, capitalisation intégrale des revenus	3 218 103,99 €

Ce dividende, de 0,18 €, sera détaché le 26 avril 2005 et mis en paiement le 28 avril 2005.

Les dividendes versés au cours des exercices précédents avaient été les suivants :

Exercice 1999	0,46 €	Pas de crédit d'impôt
Exercice 2000	0,37 €	Pas de crédit d'impôt
Exercice 2001	0,52 €	Pas de crédit d'impôt
Exercice 2002	0,31 €	Pas de crédit d'impôt
Exercice 2003	0,24 €	Pas de crédit d'impôt

Troisième résolution. — L'assemblée générale ordinaire prend acte du rapport spécial établi par le commissaire aux comptes, en application de l'article L. 225-38 du Code de commerce, et en approuve les conclusions.

Quatrième résolution. — L'assemblée générale ratifie la cooptation de M. Philippe Espanol en qualité d'administrateur, en remplacement de M. Jean-Philippe Franceschi, administrateur démissionnaire. En conséquence, M. Espanol exercera ses fonctions pour la durée restant à courir du mandat de son prédécesseur, soit jusqu'à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2004.

Cinquième résolution. — L'assemblée générale renouvelle, pour une durée de six exercices, le mandat d'administrateur de M. Patrick Werner. Son mandat viendra donc à expiration à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2010.

Sixième résolution. — L'assemblée générale renouvelle, pour une durée de six exercices, le mandat d'administrateur de M. Philippe Espanol. Son mandat viendra donc à expiration à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2010.

Septième résolution. — L'assemblée générale renouvelle, pour une durée de six exercices, le mandat d'administrateur de M. Thierry Meric. Son mandat viendra donc à expiration à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2010.

Huitième résolution. — L'assemblée générale renouvelle, pour une durée de six exercices, le mandat d'administrateur de M. Jean-Pierre Goudier. Son mandat viendra donc à expiration à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2010.

Neuvième résolution. — L'assemblée générale renouvelle, pour une durée de six exercices, le mandat d'administrateur de M. Pierre Fourcail. Son mandat viendra donc à expiration à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2010.

Dixième résolution. — L'assemblée générale renouvelle, pour une durée de six exercices, le mandat d'administrateur de Sogeposte. Son mandat viendra donc à expiration à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2010.

Onzième résolution. — L'assemblée générale renouvelle, pour une durée de six exercices, le mandat d'administrateur de La Poste. Son mandat viendra donc à expiration à l'issue de l'assemblée générale appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2010.

Douzième résolution. — L'assemblée générale confère tous pouvoirs au porteur d'une copie, d'un extrait du présent procès-verbal pour effectuer tous dépôts et publications prescrits par la loi.

Pour assister ou se faire représenter à cette assemblée, les propriétaires d'actions nominatives doivent être inscrits chez l'Emetteur cinq jours au moins avant la date de réunion ; dans le même délai, les propriétaires d'actions en dépôts en compte doivent déposer au siège social le certificat délivré par la Caisse des dépôts et consignations, La Poste ou par un établissement de crédit constatant l'indisponibilité des actions inscrites en compte jusqu'à la date de l'assemblée.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de l'assemblée doivent être envoyées à la société dans le délai de dix jours à compter du présent avis.

MM. les actionnaires sont informés qu'à compter de la convocation de l'assemblée, un formulaire de vote par correspondance et ses annexes seront remis ou adressés à tout actionnaire qui en fera la demande. La demande doit être faite par lettre recommandée avec demande d'avis de réception à l'adresse des bureaux de la société Sogeposte, 23-25, avenue Franklin D. Roosevelt, 75008 Paris.

La société acceptera les demandes de formulaire de vote par correspondance déposées ou reçues aux bureaux de la société au plus tard six jours avant la date de réunion.

Les votes par correspondance ne seront pris en compte que si les formulaires, dûment remplis, parviennent à la société trois jours au moins avant la réunion de l'assemblée.

Le présent avis tient lieu de convocation dans la mesure où les actionnaires ne sollicitent pas de modifications de l'ordre du jour.

Le conseil d'administration.

84743

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 384 274,13 €.
Siège social : 17, rue Soyer, 92200 Neuilly-sur-Seine (France).
307 570 747 R.C.S. Nanterre.

AVIS DE RÉUNION

Mmes et MM. les actionnaires sont informés qu'ils sont convoqués en assemblée générale mixte le 11 mai 2005, à l'effet de délibérer sur l'ordre du jour et les résolutions suivantes :

Ordre du jour.

I. Partie ordinaire :
1°) Approbation des comptes sociaux 2004 ;
2°) Approbation des comptes consolidés 2004 ;
3°) Affectation du résultat ;
4°) Transfert de la réserve spéciale des plus-values à long terme ;
5°) Dépenses et charges visées à l'article 39-4 du Code général des impôts ;
6°) Convention réglementée ;
7°) Convention réglementée ;
8°) Convention réglementée ;
9°) Convention réglementée ;
10°) Convention réglementée ;
11°) Programme de rachat d'actions ;
12°) Fin de la délégation octroyée par la septième résolution de l'assemblée générale mixte du 12 mai 2004 à l'effet d'émettre des obligations ;
13°) Augmentation du montant des jetons de présence.

II. Partie extraordinaire :
14°) Délégation de compétence à donner au directoire pour décider l'augmentation du capital social, par émission - avec maintien du droit préférentiel de souscription - d'actions et/ou de valeurs mobilières donnant accès au capital de la société et/ou l'émission de valeurs mobilières donnant droit à l'attribution de titres de créance ;
15°) Délégation de compétence à donner au directoire pour décider l'augmentation du capital social, par émission - sans droit préférentiel de souscription - d'actions et/ou de valeurs mobilières donnant accès au capital de la société et/ou l'émission de valeurs mobilières donnant droit à l'attribution de titres de créance ;
16°) Possibilité d'émettre des actions sans droit préférentiel de souscription en rémunération d'apports en nature portant sur des titres de capital ou des valeurs mobilières donnant accès au capital ;
17°) Délégation de compétence à donner au directoire à l'effet de décider l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres ;
18°) Délégation de compétence à donner au directoire à l'effet d'augmenter le nombre de titres à émettre (option de sur-allocation) en cas d'augmentation de capital avec ou sans droit préférentiel de souscription ;
19°) Délégation de compétence à donner au directoire pour décider l'augmentation du capital social par émission d'actions ou de valeurs mobilières donnant accès au capital réservées aux adhérents de Plans d'épargne d'entreprise avec suppression du droit préférentiel de souscription au profit de ces derniers ;
20°) Délégation de compétence à donner au directoire à l'effet de consentir des options de souscription ou d'achat d'actions au profit des salariés ou mandataires sociaux du groupe ou de certains d'entre eux ;
21°) Délégation de compétence à donner au directoire à l'effet de procéder à des attributions gratuites d'actions existantes ou à émettre au profit des salariés ou mandataires sociaux du groupe ou de certains d'entre eux ;
22°) Délégation à donner au directoire à l'effet de réduire le capital social par annulation des actions autodétenues ;
23°) Modifications statutaires ;
24°) Pouvoirs.

PROJET DE RÉSOLUTIONS

I. — Partie ordinaire.

***Première résolution** (Approbation des comptes sociaux 2004).* — L'assemblée générale, après avoir pris connaissance des rapports du directoire, du conseil de surveillance et des commissaires aux comptes, approuve ces rapports dans leur intégralité ainsi que les comptes sociaux de l'exercice clos le 31 décembre 2004, tels qu'ils lui ont été présentés, se soldant par un bénéfice de 143 639 312,92 €.

Elle approuve, en conséquence, les opérations traduites dans ces comptes et résumées dans ces rapports.

***Deuxième résolution** (Approbation des comptes consolidés 2004).* — L'assemblée générale, après avoir pris connaissance des rapports du directoire, du conseil de surveillance et des commissaires aux comptes, approuve ces rapports dans leur intégralité ainsi que les comptes consolidés de l'exercice clos le 31 décembre 2004, tels qu'ils lui ont été présentés.

Elle approuve, en conséquence, les opérations traduites dans ces comptes et résumées dans ces rapports.

***Troisième résolution** (Affectation du résultat).* — L'assemblée générale, connaissance prise du rapport du directoire, décide d'affecter le bénéfice de l'exercice clos le 31 décembre 2004, s'élevant à 143 639 312,92 €, de la manière suivante :

Bénéfice net de	143 639 312,92 €
Report à nouveau antérieur de	533 985 948,36 €
Total	677 625 261,28 €
Affecté comme suit :	
Réserve légale	598,98 €
Report à nouveau	677 624 662,30 €

Il est rappelé, conformément à la loi, que la société n'a pas distribué de dividendes au titre des trois exercices précédents.

***Quatrième résolution** (Transfert de la réserve spéciale des plus-values à long terme).* — En application des dispositions de l'article 39 de la loi n° 2004-1485 de finances rectificative pour 2004, l'assemblée générale décide que l'intégralité des sommes portées à la réserve spéciale des plus-values à long terme inscrite au bilan de l'exercice clos le 31 décembre 2004, soit un montant de 22 538 441,88 €, est virée au poste « Autres réserves ». Corrélativement, l'assemblée générale décide de prélever sur cette réserve la somme de 550 961 €, correspondant à la taxe exceptionnelle de 2,5 % prévue à l'article 39 susvisé, par le crédit du compte report à nouveau.

Après transfert de la réserve spéciale des plus-values à long terme et affectation du résultat de l'exercice, le report à nouveau s'élèvera à 678 175 623,30 € et le poste « Autres réserves » à 25 049 188,87 €.

***Cinquième résolution** (Dépenses et charges visées à l'article 39-4 du Code général des impôts).* — En application de l'article 223 *quater* du Code général des impôts, l'assemblée générale prend acte du fait que les dépenses et charges visées à l'article 39-4 dudit code se sont élevées à 52 824,42 € au cours de l'exercice écoulé et qu'aucun impôt n'a été supporté en raison desdites charges et dépenses.

***Sixième résolution** (Convention réglementée).* — L'assemblée générale, après avoir pris connaissance du rapport spécial des commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice 2004 des conventions visées à l'article L. 225-86 du Code de commerce, prend acte des conclusions de ce rapport portant notamment sur la convention suivante :

— Acquisition, par la société, de marques, modèles et brevets appartenant à M. Jean-Claude Decaux, président du conseil de surveillance, pour un montant de 86 426,31 € correspondant aux stricts coûts de dépôt et de maintien de ces droits de propriété industrielle.

L'assemblée générale, M. Jean-Claude Decaux, en tant que personne intéressée par cette convention, ne prenant pas part au vote, ratifie la convention ci-dessus exposée.

***Septième résolution** (Convention réglementée).* — L'assemblée générale, après avoir pris connaissance du rapport spécial des commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice 2004 des conventions visées à l'article L. 225-86 du Code de commerce, prend acte des conclusions de ce rapport portant notamment sur la convention suivante :

— Attribution par la société à M. Robert Caudron, membre du directoire et directeur général opérations, d'une indemnité conventionnelle en cas de rupture de son contrat de travail du fait de la société.

L'assemblée générale, M. Robert Caudron, en tant que personne intéressée par cette convention, ne prenant pas part au vote, ratifie la convention ci-dessus exposée.

***Huitième résolution** (Convention réglementée).* — L'assemblée générale, après avoir pris connaissance du rapport spécial des commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice 2004 des conventions visées à l'article L. 225-86 du Code de commerce, prend acte des conclusions de ce rapport portant notamment sur la convention suivante :

— Cession par MM. Jean-Charles Decaux, Jean-François Decaux et Jean-Sébastien Decaux, de leurs titres de propriété sur les brevets « Affichage Gigogne » utilisés par l'ensemble des sociétés du groupe, pour un prix équivalent au remboursement des frais engagés pour la maintenance de ces titres, représentant un montant global de 16 423,93 €.

L'assemblée générale, MM. Jean-Charles Decaux et Jean-François Decaux, en leur qualité de personnes intéressées par cette convention, ne prenant pas part au vote, ratifie la convention ci-dessus exposée.

***Neuvième résolution** (Convention réglementée).* — L'assemblée générale, après avoir pris connaissance du rapport spécial des commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice 2004 des conventions visées à l'article L. 225-86 du Code de commerce, prend acte des conclusions de ce rapport portant notamment sur la convention suivante :

— Acquisition par JCDecaux Deutschland, filiale de JCDecaux S.A., des 150 000 titres détenus par Smu, filiale de JCDecaux Holding, dans la société Georg Zacharias GmbH, à la valeur nette comptable soit un montant d'environ 4,2 millions d'euros.

L'assemblée générale, MM. Jean-Claude Decaux, Jean-Charles Decaux et Jean-François Decaux, ainsi que la société JCDecaux Holding, en leur qualité de personnes intéressées par cette convention, ne prenant pas part au vote, ratifie la convention ci-dessus exposée.

***Dixième résolution** (Convention réglementée).* — L'assemblée générale, après avoir pris connaissance du rapport spécial des commissaires aux comptes sur la conclusion et l'exécution au cours de l'exercice 2004 des conventions visées à l'article L. 225-86 du Code de commerce, prend acte des conclusions de ce rapport portant notamment sur la convention suivante :

— Apport par JCDecaux S.A. de ses participations dans les sociétés slovaque et tchèque, JCDecaux Slovakia sro et JCDecaux Mestsky Mobiliar Spol sro, à la société autrichienne Aussenwerbung Tschechien-Slowakei Beteilingungs GmbH. En rémunération de ses apports, JCDecaux S.A. recevra de la société Gewista 55 % du capital de Aussenwerbung Tschechien-Slowakei Beteilingungs GmbH.

L'assemblée générale, M. Jean-François Decaux, en sa qualité de personne intéressée par cette convention, ne prenant pas part au vote, ratifie la convention ci-dessus exposée.

***Onzième résolution** (Programme de rachat d'actions).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire ainsi que de la note d'information visée par l'Autorité des marchés financiers :

— constate que la société n'a pas fait usage de l'autorisation reçue de l'assemblée générale en date du 12 mai 2004 ;

— autorise le directoire, avec faculté de subdélégation, conformément aux articles L. 225-209 et suivants du Code de commerce, à acheter, en une ou plusieurs fois, les actions propres de la société en vue :

- de la mise en œuvre de tout plan d'options d'achat d'actions de la société dans le cadre des dispositions de l'article L. 225-177 et suivants du Code de commerce,
- de l'attribution d'actions aux salariés au titre de leur participation aux fruits de l'expansion de l'entreprise et de la mise en oeuvre de tout Plan d'épargne d'entreprise dans les conditions prévues par la loi, notamment les articles L. 443-1 et suivants du Code du travail,
- de l'attribution gratuite d'actions dans le cadre des dispositions des articles L. 225-197-1 du Code de commerce,
- de la remise d'actions lors de l'exercice de droits attachés à des valeurs mobilières donnant accès au capital par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière,
- de l'annulation de tout ou partie des titres ainsi rachetés, sous réserve de l'adoption par l'assemblée générale extraordinaire de la vingt-deuxième résolution ci-après et dans les termes qui y sont indiqués,
- de la remise d'actions (à titre d'échange, de paiement ou autre) dans le cadre d'opérations de croissance externe,
- de leur mise à disposition dans le cadre d'un contrat de liquidité conclu avec un prestataire de services d'investissement notamment afin d'agir dans le cadre de l'animation du marché du titre.

Les achats d'actions de la société pourront porter sur un nombre d'actions tel que :

— le nombre d'actions que la société achète pendant la durée du programme de rachat n'excède pas, compte tenu des titres déjà en sa possession, 10 % des actions composant le capital de la société à quelque moment que ce soit, soit, à titre indicatif au 31 décembre 2004, 21 999 366 actions ;

— le nombre d'actions que la société détiendra à quelque moment que ce soit ne dépasse pas 10 % des actions composant le capital de la société.

L'acquisition, la cession ou le transfert des actions pourront être réalisés à tout moment (y compris en période d'offre publique) et par tous moyens, sur le marché ou de gré à gré, y compris par acquisition ou cession de blocs (sans limiter la part du programme de rachat pouvant être réalisée par ce moyen), ou par utilisation d'options ou autres instruments financiers à terme négociés sur un marché réglementé ou de gré à gré ou par remise d'actions à la suite de l'émission de valeurs mobilières donnant accès au capital de la société par conversion, échange, remboursement, exercice d'un bon ou de toute autre manière.

Le prix maximal d'achat des actions dans le cadre de la présente résolution sera de 30 € par action (ou la contre-valeur de ce montant à la même date dans toute autre monnaie), ce prix maximal étant applicable aux seules acquisitions réalisées à compter de la présente assemblée.

En conséquence, et à titre indicatif, le montant maximal que la société

serait susceptible de payer pour l'achat de ses actions serait de 659 980 980 €, correspondant à un prix maximal par action de 30 € et à un nombre maximal de 21 999 366 actions (sous réserve des ajustements nécessaires en cas d'opérations sur le capital social).

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'opérer sur les actions de la société. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'assemblée générale délègue au directoire, en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, le pouvoir d'ajuster le prix d'achat susvisé afin de tenir compte de l'incidence de ces opérations sur la valeur de l'action.

L'assemblée générale confère tous pouvoirs au directoire, avec faculté de subdélégation dans les conditions légales, pour décider et effectuer la mise en œuvre de la présente autorisation, pour en préciser, si nécessaire, les termes et en arrêter les modalités, pour réaliser le programme d'achat, et notamment pour passer tout ordre de bourse, conclure tout accord, en vue de la tenue des registres d'achats et de ventes d'actions, effectuer toutes déclarations auprès de l'Autorité des marchés financiers, remplir toutes formalités et, d'une manière générale, faire le nécessaire.

Douzième résolution *(Fin de la délégation octroyée par la septième résolution de l'assemblée générale mixte du 12 mai 2004 à l'effet d'émettre des obligations).* — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées ordinaires, connaissance prise du rapport du directoire, décide en tant que de besoin en application de l'ordonnance n° 2004-604 du 24 juin 2004, de mettre fin à la délégation octroyée au directoire par la septième résolution de l'assemblée générale du 12 mai 2004 à l'effet d'émettre des obligations, le directoire ayant désormais qualité, aux termes de l'article L. 228-40 du Code de commerce pour décider ou autoriser l'émission d'obligations avec faculté de subdélégation.

Treizième résolution *(Augmentation du montant des jetons de présence).* — L'assemblée générale, connaissance prise du rapport du directoire, fixe à 168 760 €, le montant global des jetons de présence à compter de l'exercice 2005, à charge pour le conseil de surveillance d'en décider la répartition entre ses membres.

II. — Partie extraordinaire.

Quatorzième résolution *(Délégation de compétence à donner au directoire pour décider l'augmentation du capital social, par émission - avec maintien du droit préférentiel de souscription - d'actions et/ou de valeurs mobilières donnant accès au capital de la société et/ou l'émission de valeurs mobilières donnant droit à l'attribution de titres de créance).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, et conformément aux dispositions de l'article L. 225-129 et suivants du Code de commerce, notamment de l'article L. 225-129-2, et à celles des articles L. 228-92 et suivants dudit code :

1°) Délègue au directoire sa compétence pour décider l'augmentation du capital social, en une ou plusieurs fois, en France ou à l'étranger, dans la proportion et aux époques qu'il appréciera, soit en euros, soit en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, par l'émission d'actions (à l'exclusion d'actions de préférence) ou de valeurs mobilières donnant accès au capital de la société, émises à titre onéreux ou gratuit, régies par les articles L. 228-91 et suivants du Code de commerce, étant précisé que la souscription des actions et des autres valeurs mobilières pourra être opérée soit en espèces, soit par compensation de créances, soit en tout ou en partie, par incorporation de réserves, de bénéfices ou de primes.

2°) Délègue au directoire sa compétence pour décider l'émission de valeurs mobilières donnant accès au capital de la société qui possède directement ou indirectement plus de la moitié de son capital social ou des sociétés dont elle possède directement ou indirectement plus de la moitié du capital.

3°) Décide de fixer comme suit les limites des montants des augmentations de capital autorisées en cas d'usage par le directoire de la présente délégation de compétence :

— le montant nominal maximal des augmentations de capital susceptibles d'être réalisées immédiatement ou à terme en vertu de la présente délégation est fixé à 2 000 000 €, étant précisé que le montant nominal maximal global des augmentations de capital susceptibles d'être réalisées, en vertu de la présente délégation et de celles conférées en vertu des quinzième, seizième, dix-septième, dix-huitième, dix-neuvième, vingtième et vingt et unième résolutions de la présente assemblée est fixé à 2 000 000 € ;

— à ces plafonds s'ajoutera, le cas échéant, le montant nominal des actions à émettre éventuellement en supplément, en cas d'opérations financières nouvelles, pour préserver les droits des porteurs de valeurs mobilières donnant accès au capital ;

— le montant maximal global des émissions de valeurs mobilières représentatives de créances sur la société donnant accès au capital ou donnant droit à des titres de créance ne pourra excéder 2,5 milliards d'euros ou la contre-valeur à la date d'émission de ce montant en toute autre monnaie ou toute autre unité monétaire établie par référence à plusieurs monnaies, étant précisé que sur ce montant s'imputera le montant des valeurs mobilières représentatives de créances sur la société donnant accès au capital susceptibles d'être émises en vertu de la quinzième résolution de la présente assemblée ;

4°) Fixe à vingt-six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation de compétence faisant l'objet de la présente résolution.

5°) En cas d'usage par le directoire de la présente délégation :

— décide que la ou les émissions seront réservées par préférence aux actionnaires qui pourront souscrire à titre irréductible proportionnellement au nombre d'actions alors possédées par eux ;

— prend acte du fait que le directoire a la faculté d'instituer un droit de souscription à titre réductible ;

— prend acte du fait que la présente délégation de compétence emporte de plein droit au profit des porteurs des valeurs mobilières émises donnant accès au capital de la société, renonciation par les actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donneront droit immédiatement ou à terme ;

— prend acte du fait que, si les souscriptions à titre irréductible et, le cas échéant, à titre réductible n'ont pas absorbé la totalité de l'augmentation de capital, le directoire pourra utiliser, dans les conditions prévues par la loi et dans l'ordre qu'il déterminera, l'une et/ou l'autre des facultés ci-après :

- limiter l'augmentation de capital au montant des souscriptions à la condition que celui-ci atteigne les trois-quarts au moins de l'augmentation décidée ;
- répartir librement tout ou partie des actions ou, dans le cas de valeurs mobilières donnant accès au capital, lesdites valeurs mobilières dont l'émission a été décidée mais n'ayant pas été souscrites ;
- offrir au public, en faisant publiquement appel à l'épargne, tout ou partie des actions ou, dans le cas de valeurs mobilières donnant accès au capital, desdites valeurs mobilières non souscrites, sur le marché français et/ou à l'étranger et/ou sur le marché international;

— décide que les émissions de bons de souscription d'actions de la société pourront être réalisées par offre de souscription, mais également par attribution gratuite aux propriétaires des actions anciennes ;

— décide qu'en cas d'attribution gratuite de bons autonomes de souscription, le directoire aura la faculté de décider que les droits d'attribution formant rompus ne seront pas négociables et que les titres correspondants seront vendus.

6°) Décide que le directoire aura tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation de compétence, à l'effet notamment de :

— décider l'augmentation de capital et déterminer les valeurs mobilières à émettre ;

— décider le montant de l'augmentation de capital, le prix d'émission ainsi que le montant de la prime qui pourra, le cas échéant, être demandée à l'émission ;

— déterminer les dates et modalités de l'augmentation de capital, la nature, les caractéristiques des valeurs mobilières à créer ; décider, en outre, dans le cas d'obligations ou d'autres titres de créance, y compris de valeurs mobilières donnant droit à l'attribution de titres de créance visés à l'article L. 228-91 du Code de commerce, de leur caractère subordonné ou non (et, le cas échéant, de leur rang de subordination, conformément aux dispositions de l'article L. 228-97 du Code de commerce), fixer leur taux d'intérêt (notamment intérêt à taux fixe ou variable ou à coupon zéro ou indexé), leur durée (déterminée ou indéterminée) et les autres modalités d'émission (y compris le fait de leur conférer des garanties ou des sûretés) et d'amortissement (y compris de remboursement par remise d'actifs de la société) ; le cas échéant, ces titres pourraient être assortis de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créances ou prendre la forme d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de rémunération ou d'autres droits tels qu'indexation, faculté d'options) ; modifier, pendant la durée de vie des titres concernés, les modalités visées ci-dessus, dans le respect des formalités applicables ;

— déterminer le mode de libération des actions ou des valeurs mobilières donnant accès au capital à émettre immédiatement ou à terme ;

— fixer, s'il y a lieu, les modalités d'exercice des droits attachés aux actions ou valeurs mobilières donnant accès au capital à émettre et, notamment, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance, déterminer les modalités d'exercice des droits, le cas échéant, à conversion, échange, remboursement, y compris par remise d'actifs de la société tels que des valeurs mobilières déjà émises par la société, ainsi que toutes autres conditions et modalités de réalisation de l'augmentation de capital ;

— fixer les modalités selon lesquelles la société aura, le cas échéant, la faculté d'acheter ou d'échanger en bourse, à tout moment ou pendant des périodes déterminées, les valeurs mobilières émises ou à émettre immédiatement ou à terme en vue de les annuler ou non, compte tenu des dispositions légales ;

— prévoir la faculté de suspendre éventuellement l'exercice des droits attachés à ces titres en conformité avec les dispositions légales et réglementaires ;

— à sa seule initiative, imputer les frais d'augmentation de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

— fixer et procéder à tous ajustements destinés à prendre en compte l'incidence d'opérations sur le capital de la société, notamment en cas de

modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, et fixer les modalités selon lesquelles sera assurée, le cas échéant, la préservation des droits des titulaires de valeurs mobilières donnant accès au capital ;

— constater la réalisation de chaque augmentation de capital et procéder aux modifications corrélatives des statuts ;

— d'une manière générale, passer toute convention, notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés.

7°) Prend acte que la présente délégation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure ayant le même objet, c'est-à-dire toute délégation globale de compétence relative à l'augmentation de capital avec maintien du droit préférentiel de souscription, couvrant les valeurs mobilières et opérations visées à la présente résolution ;

8°) Prend acte du fait que, dans l'hypothèse où le directoire viendrait à utiliser la délégation de compétence qui lui est conférée dans la présente résolution, il rendra compte à l'assemblée générale ordinaire suivante, conformément à la loi et à la réglementation, de l'utilisation faite des autorisations conférées dans la présente résolution.

Quinzième résolution *(Délégation de compétence à donner au directoire pour décider l'augmentation du capital social par émission - sans droit préférentiel de souscription - d'actions et/ou de valeurs mobilières donnant accès au capital de la société et/ou l'émission de valeurs mobilières donnant droit à l'attribution de titres de créance).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, et conformément aux dispositions de l'article L. 225-129 et suivants du Code de commerce, notamment des articles L. 225-129-2, L. 225-135 et L. 225-148 dudit code ainsi qu'à celles des articles L. 228-92 et suivants du même code :

1°) Délègue au directoire sa compétence pour décider l'augmentation du capital social, en une ou plusieurs fois, dans la proportion et aux époques qu'il appréciera, sur le marché français et/ou les marchés étrangers et/ou le marché international, en faisant publiquement appel à l'épargne, soit en euros, soit en toute autre monnaie ou unité monétaire établie par référence à plusieurs monnaies, par l'émission d'actions, (à l'exclusion d'actions de préférence), ou de valeurs mobilières donnant accès au capital de la société émises à titre onéreux ou gratuit, régies par les articles L. 228-91 et suivants du Code de commerce, étant précisé que la souscription des actions et des autres valeurs mobilières pourra être opérée soit en espèces, soit par compensation de créances, soit, en tout ou en partie, par incorporation de réserves, de bénéfices ou de primes, soit en nature. Ces valeurs mobilières pourront notamment être émises à l'effet de rémunérer des titres qui seraient apportés à la société, dans le cadre d'une offre publique d'échange réalisée en France ou à l'étranger selon les règles locales (par exemple dans le cadre d'une « reverse merger » de type anglo-saxon) sur des titres répondant aux conditions fixées à l'article L. 225-148 du Code de commerce.

2°) Délègue au directoire sa compétence pour décider l'émission d'actions ou de valeurs mobilières donnant accès au capital de la société à émettre à la suite de l'émission par les sociétés dont la société détient directement ou indirectement plus de la moitié du capital social ou par les sociétés qui possèdent directement ou indirectement plus de la moitié de son capital, de valeurs mobilières donnant accès au capital de la société.

La présente décision emporte, au profit des titulaires de valeurs mobilières susceptibles d'être émises par les sociétés du groupe de la société, renonciation des actionnaires de la société à leur droit préférentiel de souscription aux actions ou valeurs mobilières donnant accès au capital de la société auxquelles ces valeurs mobilières donnent droit.

3°) Délègue au directoire sa compétence pour décider l'émission de valeurs mobilières donnant accès au capital de la société qui possède directement ou indirectement plus de la moitié de son capital social ou des sociétés dont elle possède directement ou indirectement plus de la moitié du capital.

4°) Décide de fixer comme suit les limites des augmentations de capital autorisées en cas d'usage par le directoire de la présente délégation :

— le montant nominal maximal des augmentations de capital susceptibles d'être réalisées immédiatement ou à terme en vertu de la présente délégation est fixé à 2 000 000 €, étant précisé que ce montant s'imputera sur le montant du plafond global prévu au paragraphe 3 de la quatorzième résolution de la présente assemblée ;

— à ces plafonds s'ajoutera, le cas échéant, le montant nominal des actions à émettre éventuellement, en cas d'opérations financières nouvelles, pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant accès au capital ;

— le montant maximal global des émissions de valeurs mobilières représentatives de créances sur la société donnant accès au capital ou donnant droit à des titres de créance ne pourra excéder 2,5 milliards d'euros ou la contre-valeur à la date d'émission de ce montant en toute autre monnaie ou toute autre unité monétaire établie par référence à plusieurs monnaies, étant précisé que sur ce montant s'imputera le montant des valeurs mobilières représentatives de créances sur la société donnant accès au capital susceptibles d'être émises en vertu de la quatorzième résolution de la présente assemblée.

5°) Fixe à vingt-six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation de compétence faisant l'objet de la présente résolution.

6°) Décide de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente résolution, en laissant toutefois au directoire, en application de l'article L. 225-135, 2e alinéa, la faculté de conférer aux actionnaires, pendant un délai et selon les modalités qu'il fixera en conformité avec les dispositions légales et réglementaires applicables et pour tout ou partie d'une émission effectuée, un délai de priorité de souscription ne donnant pas lieu à la création de droits négociables et qui devra s'exercer proportionnellement au nombre des actions possédées par chaque actionnaire et pourra être éventuellement complété par une souscription à titre réductible, étant précisé que les titres non souscrits ainsi feront l'objet d'un placement public en France et/ou à l'étranger et/ou sur le marché international.

7°) Prend acte du fait que si les souscriptions, y compris, le cas échéant, celles des actionnaires, n'ont pas absorbé la totalité de l'émission, le directoire pourra limiter le montant de l'opération au montant des souscriptions reçues sous la condition que celui-ci atteigne, au moins, les trois quarts de l'émission décidée.

8°) Prend acte du fait que la présente délégation emporte de plein droit au profit des porteurs de valeurs mobilières émises donnant accès au capital de la société renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux actions auxquelles les valeurs mobilières donneront droit.

9°) Prend acte du fait que, conformément à l'article L. 225-136-1° 1er alinéa du Code de commerce :

— le prix d'émission des actions émises directement sera au moins égal au minimum prévu par les dispositions réglementaires applicables (à ce jour, la moyenne pondérée des cours des trois dernières séances de bourse sur l'Eurolist d'Euronext précédant la fixation du prix de souscription de l'augmentation moins une décote de 5 %) après, le cas échéant, correction de cette moyenne en cas de différence entre les dates de jouissance ;

— le prix d'émission des valeurs mobilières donnant accès au capital sera tel que la somme perçue immédiatement par la société, majorée, le cas échéant, de celle susceptible d'être perçue ultérieurement par elle, soit, pour chaque action émise en conséquence de l'émission de ces valeurs mobilières, au moins égale au prix de souscription minimum défini à l'alinéa précédent ;

— la conversion, le remboursement ou généralement la transformation en actions de chaque valeur mobilière donnant accès au capital se fera, compte tenu de la valeur nominale de l'obligation ou de ladite valeur mobilière, en un nombre d'actions tel que la somme perçue par la société, pour chaque action, soit au moins égale au prix de souscription minimum défini au premier alinéa du présent paragraphe 9 ;

10°) Décide que le directoire aura tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation de compétence, à l'effet notamment de :

— décider l'augmentation de capital et déterminer les valeurs mobilières à émettre ;

— décider le montant de l'augmentation de capital, le prix d'émission ainsi que le montant de la prime qui pourra, le cas échéant, être demandée à l'émission ;

— déterminer les dates et modalités de l'augmentation de capital, la nature, les caractéristiques des valeurs mobilières à créer ; décider, en outre, dans le cas d'obligations ou d'autres titres de créance, y compris de valeurs mobilières donnant droit à l'attribution de titres de créance visés à l'article L. 228-91 du Code de commerce, de leur caractère subordonné ou non (et, le cas échéant, de leur rang de subordination, conformément aux dispositions de l'article L. 228-97 du Code de commerce), fixer leur taux d'intérêt (notamment intérêt à taux fixe ou variable ou à coupon zéro ou indexé), leur durée (déterminée ou indéterminée) et les autres modalités d'émission (y compris le fait de leur conférer des garanties ou des sûretés) et d'amortissement (y compris de remboursement par remise d'actifs de la société) ; le cas échéant, ces titres pourraient être assortis de bons donnant droit à l'attribution, à l'acquisition ou à la souscription d'obligations ou d'autres valeurs mobilières représentatives de créances ou prendre la forme d'obligations complexes au sens entendu par les autorités boursières (par exemple, du fait de leurs modalités de remboursement ou de rémunération ou d'autres droits tels qu'indexation, faculté d'options) ; modifier, pendant la durée de vie des titres concernés, les modalités visées ci-dessus, dans le respect des formalités applicables ;

— déterminer le mode de libération des actions ou des valeurs mobilières donnant accès au capital à émettre immédiatement ou à terme ;

— fixer, s'il y a lieu, les modalités d'exercice des droits attachés aux actions ou aux valeurs mobilières donnant accès au capital à émettre et, notamment, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance, déterminer les modalités d'exercice des droits, le cas échéant, à conversion, échange, remboursement, y compris par remise d'actifs de la société tels que des valeurs mobilières déjà émises par la société, ainsi que toutes autres conditions et modalités de réalisation de l'émission ;

— fixer les modalités selon lesquelles la société aura, le cas échéant, la faculté d'acheter ou d'échanger en bourse, à tout moment ou pendant des périodes déterminées, les valeurs mobilières émises ou à émettre immédiatement ou à terme en vue de les annuler ou non, compte tenu des dispositions légales ;

— prévoir la faculté de suspendre éventuellement l'exercice des droits

attachés aux titres émis en conformité avec les dispositions légales et réglementaires ;

— en cas d'émission de valeurs mobilières à l'effet de rémunérer des titres apportés dans le cadre d'une offre publique d'échange (OPE), arrêter la liste des valeurs mobilières apportées à l'échange, fixer les conditions de l'émission, la parité d'échange ainsi que, le cas échéant, le montant de la soulte en espèces à verser et déterminer les modalités de l'émission dans le cadre, soit d'une OPE, d'une offre alternative d'achat ou d'échange, soit d'une offre unique proposant l'achat ou l'échange des titres visés contre un règlement en titres et en numéraire, soit d'une offre publique d'achat (OPA) ou d'échange à titre principal, assortie d'une OPE ou d'une OPA à titre subsidiaire, ou de toute autre forme d'offre publique conforme à la loi et la réglementation applicables à ladite offre publique ;

— à sa seule initiative, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

— fixer et procéder à tous ajustements destinés à prendre en compte l'incidence d'opérations sur le capital de la société, notamment en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, et fixer les modalités selon lesquelles sera assurée, le cas échéant, la préservation des droits des titulaires de valeurs mobilières donnant accès au capital ;

— constater la réalisation de chaque augmentation de capital et procéder aux modifications corrélatives des statuts ;

— d'une manière générale, passer toute convention notamment pour parvenir à la bonne fin des émissions envisagées, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ;

11°) Prend acte du fait que la présente délégation prive d'effet à compter de ce jour, à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure ayant le même objet, c'est-à-dire toute délégation globale de compétence relative à l'augmentation du capital, sans droit préférentiel de souscription, couvrant les valeurs mobilières et opérations visées à la présente résolution.

12°) Prend acte du fait que, dans l'hypothèse où le directoire viendrait à utiliser la délégation de compétence qui lui est conférée dans la présente résolution, il rendra compte à l'assemblée générale ordinaire suivante, conformément à la loi et à la réglementation, de l'utilisation faite des autorisations conférées dans la présente résolution.

Seizième résolution *(Possibilité d'émettre des actions sans droit préférentiel de souscription en rémunération d'apports en nature portant sur des titres de capital ou des valeurs mobilières donnant accès au capital).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du directoire, et conformément aux dispositions des articles L. 225-129 et suivants du Code de commerce, et notamment de l'article L. 225-147, 6e alinéa dudit code, donne, dans la limite de 10 % du capital social à quelque moment que ce soit, ce pourcentage s'appliquant à un capital ajusté en fonction des opérations l'affectant postérieurement à la présente assemblée générale, soit, à titre indicatif, au 31 décembre 2004, 22 199 366 actions, tous pouvoirs au directoire, avec faculté de subdélégation dans les conditions fixées par la loi, à l'effet de rémunérer des apports en nature consentis à la société et constitués de titres de capital ou de valeurs mobilières donnant accès au capital, lorsque les dispositions de l'article L. 225-148 du Code de commerce ne sont pas applicables, d'arrêter la liste des valeurs mobilières apportées, d'approuver ou de réduire l'évaluation des apports et l'octroi d'avantages particuliers et de constater la réalisation de l'augmentation de capital.

La présente délégation est donnée pour une période de vingt-six mois à compter de ce jour.

Dix-septième résolution *(Délégation de compétence à donner au directoire à l'effet de décider l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées ordinaires, connaissance prise du rapport du directoire et conformément aux dispositions de l'article L. 225-130 du Code de commerce :

1°) Délègue au directoire sa compétence pour décider l'augmentation du capital social en une ou plusieurs fois dans la proportion et aux époques qu'il appréciera par incorporation de primes, réserves, bénéfices ou autres dont la capitalisation sera légalement et statutairement possible, sous forme d'attribution d'actions gratuites ou d'élévation du montant du capital social ou par l'emploi conjoint de ces deux procédés. Le montant nominal maximal des augmentations de capital susceptibles d'être réalisées à ce titre ne pourra dépasser 2 000 000,00 €, étant précisé que ce montant s'imputera sur le montant du plafond global prévu au paragraphe 3 de la quatorzième résolution de la présente assemblée.

2°) En cas d'usage par le directoire de la présente délégation de compétence, délègue à ce dernier tous pouvoirs, avec faculté de subdélégation dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de :

— fixer le montant et la nature des sommes à incorporer au capital, fixer le nombre d'actions nouvelles à émettre et/ou le montant dont le capital social sera augmenté, arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance ou celle à laquelle l'élévation du montant du capital social portera effet ;

— décider, en cas de distribution d'actions gratuites :

- que les droits formant rompus ne seront pas négociables et que les actions correspondantes seront vendues; les sommes provenant de la vente seront allouées aux titulaires des droits dans les conditions prévues par la loi et la réglementation,
- de procéder à tous ajustements destinés à prendre en compte l'incidence d'opérations sur le capital de la société, notamment en cas de modification du nominal de l'action, d'augmentation de capital par incorporation de réserves, d'attribution gratuite d'actions, de division ou de regroupement de titres, de distribution de réserves ou de tous autres actifs, d'amortissement du capital, ou de toute autre opération portant sur les capitaux propres, et fixer les modalités selon lesquelles sera assurée, le cas échéant, la préservation des droits des titulaires de valeurs mobilières donnant accès au capital,
- de constater la réalisation de chaque augmentation de capital et de procéder aux modifications corrélatives des statuts,
- d'une manière générale, de passer toute convention, prendre toutes mesures et effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés.

3°) Prend acte du fait que cette délégation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure ayant le même objet c'est-à-dire toute délégation de compétence relative à l'augmentation du capital social par incorporation de primes, réserves, bénéfices ou autres. Elle est donnée pour une période de vingt-six mois à compter de ce jour.

Dix-huitième résolution *(Délégation de compétence à donner au directoire à l'effet d'augmenter le nombre de titres à émettre (option de sur-allocation) en cas d'augmentation de capital avec ou sans droit préférentiel de souscription).* — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées extraordinaires, conformément aux dispositions de l'article L. 225-135-1 du Code de commerce :

1°) Délègue au directoire sa compétence pour décider d'augmenter le nombre de titres à émettre en cas d'augmentation du capital social de la société, avec ou sans droit préférentiel de souscription, au même prix que celui retenu pour l'émission initiale, dans les délais et limites prévus par la réglementation applicable.

2°) Décide que le montant nominal des augmentations de capital décidées par la présente résolution s'imputera sur le montant du plafond global prévu au paragraphe 3 de la quatorzième résolution de la présente assemblée.

La présente autorisation est donnée pour une période de vingt-six mois à compter du jour de la présente assemblée.

Dix-neuvième résolution *(Délégation de compétence à donner au directoire pour décider l'augmentation du capital social par émission d'actions ou de valeurs mobilières donnant accès au capital réservées aux adhérents de plans d'épargne d'entreprise avec suppression du droit préférentiel de souscription au profit de ces derniers).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, et conformément d'une part aux dispositions des articles L. 225-129-6 et L. 225-138-1 du Code de commerce, et d'autre part, à celles des articles L. 443-1 et suivants du Code du travail :

1°) Délègue au directoire sa compétence pour décider l'augmentation du capital social, en une ou plusieurs fois, d'un montant nominal maximal de 20 000 €, par émissions d'actions ou de valeurs mobilières donnant accès au capital réservées aux adhérents d'un ou plusieurs plans d'épargne d'entreprise (ou autre plan aux adhérents duquel l'article L. 443-5 du Code du travail permettrait de réserver une augmentation de capital dans des conditions équivalentes) qui seraient mis en place au sein du groupe constitué par la société et les entreprises, françaises ou étrangères, entrant dans le périmètre de consolidation ou de combinaison des comptes de la société en application de l'article L. 444-3 du Code du travail ; étant précisé que le montant nominal maximal des augmentations de capital susceptibles d'être réalisées immédiatement ou à terme en vertu de la présente délégation s'imputera sur le montant du plafond global prévu au paragraphe 3 de la quatorzième résolution de la présente assemblée.

2°) Fixe à vingt six mois, à compter du jour de la présente assemblée, la durée de validité de la délégation d'émission faisant l'objet de la présente délégation.

3°) Décide que le prix d'émission des actions nouvelles ou des valeurs mobilières nouvelles donnant accès au capital sera déterminé dans les conditions prévues à l'article L. 443-5 du Code du travail et sera égal à 80 % du prix de référence (telle que cette expression est définie ci-après) ou à 70 % du prix de référence lorsque la durée d'indisponibilité prévue par le plan en application de l'article L. 443-6 du Code du travail est supérieure ou égale à 10 ans ; toutefois, l'assemblée générale autorise expressément le directoire, s'il le juge opportun, à réduire ou supprimer les décotes susmentionnées, dans les limites légales et réglementaires, afin de tenir compte des régimes juridiques, comptables, fiscaux et sociaux applicables localement ; pour les besoins du présent paragraphe, le prix de référence désigne la moyenne des premiers cours cotés de l'action de la société sur l'Eurolist d'Euronext lors des vingt séances de bourse précédant le jour de la décision fixant la date d'ouverture de la souscription pour les adhérents à un plan d'épargne d'entreprise.

4°) Autorise le directoire à attribuer, à titre gratuit, aux bénéficiaires

ci-dessus indiqués, en complément des actions ou valeurs mobilières donnant accès au capital à souscrire en numéraire, des actions ou valeurs mobilières donnant accès au capital à émettre ou déjà émises, à titre de substitution de tout ou partie de la décote par rapport au prix de référence et/ou d'abondement, étant entendu que l'avantage résultant de cette attribution ne pourra excéder les limites légales ou réglementaires en application des articles L. 443-5 et L. 443-7 du Code du travail.

5°) Décide de supprimer au profit des bénéficiaires ci-dessus indiqués le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente autorisation.

6°) Décide que le directoire aura tous pouvoirs pour mettre en œuvre la présente délégation, avec faculté de subdélégation dans les conditions légales, dans les limites et sous les conditions précisées ci-dessus à l'effet notamment :

— d'arrêter dans les conditions légales la liste des sociétés dont les salariés, préretraités et retraités, pourront souscrire aux actions ou valeurs mobilières donnant accès au capital émises et bénéficier, le cas échéant, des actions ou valeurs mobilières donnant accès au capital, gratuites ;

— de décider que les souscriptions pourront être réalisées directement ou par l'intermédiaire de fonds communs de placement d'entreprise ou d'autres structures ou entités permises par les dispositions légales ou réglementaires applicables ;

— de déterminer les conditions, notamment d'ancienneté, que devront remplir les bénéficiaires des augmentations de capital ;

— d'arrêter les dates d'ouverture et de clôture des souscriptions ;

— de fixer les montants des émissions qui seront réalisées en vertu de la présente autorisation et les caractéristiques des titres à émettre, et d'arrêter notamment les prix d'émission, dates, délais, modalités et conditions de souscription, de libération, de délivrance et de jouissance des titres (même rétroactive), ainsi que les autres conditions et modalités des émissions, dans les limites légales ou réglementaires en vigueur ;

— en cas d'attribution gratuite d'actions ou d'autres titres donnant accès au capital, de fixer le nombre d'actions ou de valeurs mobilières donnant accès au capital à émettre, le nombre à attribuer à chaque bénéficiaire, et d'arrêter les dates, délais, modalités et conditions d'attribution de ces actions ou valeurs mobilières donnant accès au capital dans les limites légales ou réglementaires en vigueur et notamment choisir, soit de substituer totalement ou partiellement l'attribution de ces actions ou valeurs mobilières donnant accès au capital aux décotes par rapport au prix de référence prévues ci-dessus, soit d'imputer la contre-valeur de ces actions et valeurs mobilières sur le montant total de l'abondement, soit de combiner ces deux possibilités ;

— de constater la réalisation des augmentations de capital à concurrence du montant des actions qui seront souscrites (après éventuelle réduction en cas de sur-souscription) ;

— le cas échéant, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation de capital ;

— de conclure tous accords, d'accomplir directement ou indirectement par mandataire toutes opérations et modalités en ce compris procéder aux formalités consécutives aux augmentations de capital et aux modifications corrélatives des statuts ;

— d'une manière générale, de passer toute convention notamment pour parvenir à la bonne fin des émissions envisagées, de prendre toutes mesures et d'effectuer toutes formalités utiles à l'émission, à la cotation et au service financier des titres émis en vertu de la présente délégation ainsi qu'à l'exercice des droits qui y sont attachés ou consécutives aux augmentations de capital réalisées.

6°) Décide que cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet d'augmenter le capital social de la société par émission d'actions réservées aux adhérents de plans d'épargne, avec suppression du droit préférentiel de souscription au profit de ces derniers.

Vingtième résolution *(Délégation de compétence à donner au directoire à l'effet de consentir des options de souscription ou d'achat d'actions au profit des salariés ou mandataires sociaux du groupe ou de certains d'entre eux).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, après avoir pris connaissance du rapport du directoire et du rapport spécial des commissaires aux comptes :

1°) Autorise le directoire, dans le cadre des dispositions des articles L. 225-177 à L. 225-185 du Code de commerce, à consentir, en une ou plusieurs fois, au bénéfice des membres du personnel qu'il déterminera parmi les salariés et éventuellement les mandataires sociaux de la société, des sociétés ou groupements français et étrangers détenus à 50 % au moins par la société et de la société JCDecaux Holding, des options donnant droit à la souscription d'actions nouvelles de la société à émettre à titre d'augmentation de son capital, ainsi que des options donnant droit à l'achat d'actions de la société provenant de rachats effectués par la société dans les conditions prévues par la loi ;

2°) Décide que les options de souscription et les options d'achat consenties en vertu de cette autorisation ne pourront donner droit à un nombre total d'actions supérieur à 4 % du capital social au jour de la présente assemblée et que le montant nominal des augmentations de capital résultant de la levée d'options de souscription d'actions consenties en vertu de la présente délégation de compétence s'imputera sur le montant du plafond global prévu au paragraphe 3 de la quatorzième résolution de la présente assemblée.

3°) Décide que le prix à payer lors de l'exercice des options de souscription ou d'achat d'actions sera fixé par le directoire le jour où les options seront consenties et que (i) dans le cas d'octroi d'options de souscription, ce prix ne pourra pas être inférieur à 80 % de la moyenne des premiers cours cotés de l'action de la société sur l'Eurolist d'Euronext lors des vingt séances de bourse précédant le jour où les options de souscription seront consenties, et (ii) dans le cas d'octroi d'options d'achat d'actions, ce prix ne pourra être inférieur ni à la valeur indiquée au (i) ci-dessus, ni à 80 % du cours moyen d'achat des actions détenues par la société au titre des articles L. 225-208 et L. 225-209 du Code du commerce. Si la société réalise l'une des opérations prévues par l'article L. 225-181 du Code de commerce, le directoire prendra, dans les conditions prévues par la réglementation alors en vigueur, les mesures nécessaires à la protection des intérêts des bénéficiaires, y compris, le cas échéant, en procédant à un ajustement du nombre des actions pouvant être obtenues par l'exercice des options consenties aux bénéficiaires pour tenir compte de l'incidence de cette opération.

4°) Constate que la présente autorisation emporte, au profit des bénéficiaires des options de souscription, renonciation expresse des actionnaires à leur droit préférentiel de souscription aux actions qui seront émises au fur et à mesure de l'exercice des options de souscription. L'augmentation du capital social résultant de l'exercice des options de souscription sera définitivement réalisée par le seul fait de la déclaration de l'exercice d'option accompagnée des bulletins de souscription et des versements de libération qui pourront être effectués en numéraire ou par compensation avec des créances sur la société.

5°) En conséquence, l'assemblée générale confère tous pouvoirs au directoire pour mettre en œuvre la présente autorisation et à l'effet notamment :

— d'arrêter la liste des bénéficiaires d'options et le nombre d'options allouées à chacun d'eux ;

— de fixer les modalités et conditions des options, et notamment :

- la durée de validité des options, étant entendu que les options devront être exercées dans un délai maximal de 7 ans,
- la ou les dates ou périodes d'exercice des options, étant entendu que le directoire pourra (a) anticiper les dates ou périodes d'exercice des options, (b) maintenir le caractère exerçable des options, ou (c) modifier les dates ou périodes pendant lesquelles les actions obtenues par l'exercice des options ne pourront être cédées ou mises au porteur,
- des clauses éventuelles d'interdiction de revente immédiate de tout ou partie des actions sans que le délai imposé pour la conservation des titres puisse excéder trois ans à compter de la levée d'option ;

— le cas échéant, de limiter, suspendre, restreindre ou interdire l'exercice des options ou la cession ou la mise au porteur des actions obtenues par l'exercice des options, pendant certaines périodes ou à compter de certains événements, sa décision pouvant porter sur tout ou partie des options ou des actions ou concerner tout ou partie des bénéficiaires ;

— d'arrêter la date de jouissance, même rétroactive, des actions nouvelles provenant de l'exercice des options de souscription.

6°) Décide que le directoire aura également, avec faculté de subdélégation dans les conditions légales, tous pouvoirs pour constater la réalisation des augmentations de capital à concurrence du montant des actions qui seront effectivement souscrites par l'exercice des options de souscription, modifier les statuts en conséquence, et sur sa seule décision et, s'il le juge opportun, imputer les frais des augmentations de capital sur le montant des primes afférentes à ces opérations et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation, et effectuer toutes formalités nécessaires à la cotation des titres ainsi émis, toutes déclarations auprès de tous organismes et faire tout ce qui serait autrement nécessaire.

7°) Décide que cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet de consentir des options de souscription ou d'achat d'actions. Elle est donnée pour une période de vingt six mois à compter de ce jour.

Vingt et unième résolution *(Délégation de compétence à donner au directoire à l'effet de procéder à des attributions gratuites d'actions existantes ou à émettre au profit des salariés ou mandataires sociaux du groupe ou de certains d'entre eux).* — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, après avoir pris connaissance du rapport du directoire et du rapport spécial des commissaires aux comptes :

1°) Autorise le directoire, dans le cadre des dispositions des articles L. 225-197-1 et suivants du Code de commerce, à procéder, en une ou plusieurs fois, à des attributions gratuites d'actions existantes ou à émettre (à l'exclusion d'actions de préférence), au profit des bénéficiaires qu'il déterminera parmi les membres du personnel de la société ou des sociétés ou groupements qui lui sont liés dans les conditions prévues à l'article L. 225-197-2 dudit code et les mandataires sociaux visés à l'article L. 225-197-1, II, dans les conditions définies ci-après.

2°) Décide que les actions existantes ou à émettre attribuées en vertu de cette autorisation ne pourront pas représenter plus de 0,5 % du capital social au jour de la présente assemblée ; étant précisé que le montant nominal maximal des augmentations de capital susceptibles d'être réalisées immédiatement ou à terme en vertu de la présente délégation s'imputera sur le montant du plafond global prévu au paragraphe 3 de la quatorzième résolution de la présente assemblée.

3°) Décide que l'attribution desdites actions à leurs bénéficiaires deviendra définitive au terme d'une période d'acquisition minimale de 2 ans et que les bénéficiaires devront conserver lesdites actions pendant une durée minimale de 2 ans à compter de l'attribution définitive desdites actions.

4°) Confère tous pouvoirs au directoire à l'effet de mettre en œuvre la présente autorisation et à l'effet notamment de :

— déterminer l'identité des bénéficiaires des attributions d'actions parmi les membres du personnel de la société ou des sociétés ou groupements sus-visés ;

— fixer les conditions et, le cas échéant, les critères d'attribution des actions ;

— en cas d'émission d'actions nouvelles, imputer, le cas échéant, sur les réserves, bénéfices ou primes d'émission, les sommes nécessaires à la libération desdites actions ;

5°) Prend acte du fait que, dans l'hypothèse où le directoire viendrait à faire usage de la présente autorisation, il informera chaque année l'assemblée générale ordinaire des opérations réalisées en vertu des dispositions prévues aux articles L. 225-197-1 à L. 225-197-3 du Code de commerce, dans les conditions prévues par l'article L. 225-197-4 dudit code.

6°) Décide que cette autorisation est donnée pour une période de vingt-six mois à compter de ce jour.

Vingt-deuxième résolution *(Délégation à donner au directoire à l'effet de réduire le capital social par annulation des actions autodétenues).* — L'assemblée générale, statuant aux conditions de quorum et de majorité des assemblées extraordinaires, connaissance prise du rapport du directoire et du rapport spécial des commissaires aux comptes, autorise le directoire à réduire le capital social, en une ou plusieurs fois, dans les proportions et aux époques qu'il décidera, par annulation de toute quantité d'actions auto-détenues qu'il décidera dans les limites autorisées par la loi, conformément aux dispositions des articles L. 225-209 et suivants du Code de commerce.

Le nombre maximal d'actions pouvant être annulé par la société en vertu de la présente autorisation, pendant une période de vingt-quatre mois, est de dix pour-cent (10 %) des actions composant le capital de la société, étant rappelé que cette limite s'applique à un montant du capital de la société qui sera, le cas échéant, ajusté pour prendre en compte des opérations affectant le capital social postérieurement à la présente assemblée générale.

Cette autorisation prive d'effet à compter de ce jour à hauteur, le cas échéant, de la partie non encore utilisée, toute délégation antérieure donnée au directoire à l'effet de réduire le capital social par annulation d'actions auto-détenues. Elle est donnée pour une période de dix-huit mois à compter de ce jour.

L'assemblée générale confère tous pouvoirs au directoire, avec faculté de délégation, pour réaliser la ou les opérations d'annulation et de réduction de capital qui pourraient être réalisées en vertu de la présente autorisation, modifier en conséquence les statuts et accomplir toutes formalités.

Vingt-troisième résolution *(Modifications statutaires).* — L'assemblée générale statuant aux conditions de quorum et de majorité requises pour les assemblées extraordinaires, connaissance prise du rapport du directoire, décide de modifier ainsi qu'il suit :

1°) L'article 9 des statuts (« Forme des titres ») afin d'en simplifier la rédaction et de le mettre en harmonie avec les dispositions de l'ordonnance n° 2004-604 du 24 juin 2004 portant réforme du régime des valeurs mobilières émises par les sociétés commerciales :

Le quatrième paragraphe du point « 1°) Identification des actionnaires » se lira comme suit :

« En vue de l'identification des détenteurs des titres au porteur, la société pourra demander à tout moment au dépositaire central qui assure la tenue du compte émission de ses titres, selon le cas, le nom ou la dénomination, la nationalité, l'année de naissance ou de constitution et l'adresse des détenteurs de titres conférant immédiatement ou à terme le droit de vote dans ses propres assemblées ainsi que la quantité de titres détenue par chacun d'eux et, le cas échéant, les restrictions dont les titres peuvent être frappés. »

Le sixième paragraphe du point « 1°) Identification des actionnaires » se lira comme suit :

« S'il s'agit de titres de forme nominative, donnant immédiatement ou à terme accès au capital, l'intermédiaire inscrit dans les conditions prévues à l'article L. 228-1 du Code de commerce est tenu, dans un délai fixé par décret, de révéler l'identité des propriétaires de ces titres ainsi que la quantité de titres détenus par chacun d'eux sur simple demande de la société ou de son mandataire, laquelle peut être présentée à tout moment. »

Le septième paragraphe du point « 1°) Identification des actionnaires » se lira comme suit :

« Aussi longtemps que la société estimera que certains détenteurs dont l'identité lui aura été communiquée le sont pour le compte de tiers propriétaires des titres, elle est en droit de demander à ces détenteurs de révéler l'identité des propriétaires de ces titres ainsi que la quantité de titres détenus par chacun d'eux, dans les conditions prévues aux articles L. 228-2 II et L. 228-3 du Code de commerce. »

Le neuvième paragraphe du point « 1°) Identification des actionnaires » se lira comme suit :

« L'intermédiaire qui a satisfait aux obligations prévues aux alinéas 7 et 8 de l'article L. 228-1 du Code de commerce peut, en vertu d'un mandat général de gestion des titres, transmettre pour une assemblée le vote ou le pouvoir d'un propriétaire d'actions tel qu'il a été défini au 3e alinéa du même article ».

Le dixième paragraphe du point « 1°) Identification des actionnaires » se lira comme suit :

« Avant de transmettre des pouvoirs ou des votes en assemblée générale, l'intermédiaire inscrit conformément à l'article L. 228-1 du Code de commerce, est tenu à la demande de la société ou de son mandataire, de fournir la liste des propriétaires non résidents des actions auxquelles ces droits de vote sont attachés ainsi que la quantité d'actions détenues par chacun d'eux. Cette liste est fournie dans les conditions prévues, selon le cas, aux articles L. 228-2 ou L. 228-3 du Code de commerce. »

Les autres paragraphes du point « 1°) Identification des actionnaires » sont inchangés.

Le premier paragraphe du point « 2°) Franchissements de seuils » se lira comme suit :

« Outre les déclarations de franchissements de seuils expressément prévues par l'article L. 233-7 alinéas 1 et 2 du Code de commerce, toute personne physique ou morale, agissant seule ou de concert, venant à détenir directement ou indirectement, par l'intermédiaire d'une ou plusieurs personnes morales qu'elle contrôle au sens de l'article L. 233-3 du Code de commerce, un nombre d'actions représentant un pourcentage égal ou supérieur à 2 % du capital ou des droits de vote, puis à toute tranche supplémentaire de 1 %, y compris au-delà des seuils de déclaration légaux, doit informer la société du nombre total d'actions ou de droits de vote qu'elle possède, ainsi que des titres donnant accès à terme au capital et des droits de vote qui y sont potentiellement attachés, par lettre recommandée avec accusé de réception, dans le délai de 5 jours de bourse à compter du franchissement de seuil. »

Le deuxième paragraphe du point « 2°) Franchissements de seuils » est supprimé.

Les troisième et quatrième paragraphes du point « 2°) Franchissements de seuils » deviennent les deuxième et troisième paragraphes et sont inchangés.

2°) L'article 14 des statuts (« Organisation et fonctionnement du directoire ») afin de modifier/améliorer les modalités de fonctionnement du directoire.

Le premier paragraphe du point 3 est remplacé par les dispositions suivantes :

« Les délibérations sont constatées par des procès-verbaux signés par le président et un membre du directoire ou, en cas d'empêchement du président, par 2 membres du directoire ».

Il est ajouté un point 4, rédigé comme suit :

« Sont réputés présents pour le calcul du quorum et de la majorité les membres du directoire qui participent à la réunion par des moyens de visioconférence qui permettent la transmission de la parole et de l'image animée des membres en temps réel et continu. Ces moyens doivent également permettre à chacun des membres d'être vus par tous ainsi que de prendre connaissance de l'ensemble des documents présentés en séance. »

Le point 4 devient le point 5 et est inchangé.

3°) L'article 21 des statuts (« Conventions réglementées ») afin d'en alléger la rédaction.

Au troisième paragraphe, les mots « Article L. 225-86 du Code de commerce » sont supprimés.

Le reste de l'article est inchangé.

4°) L'article 23 des statuts (« Assemblés générales ») afin d'en adapter la rédaction compte-tenu des dispositions de l'ordonnance n° 2004-604 du 24 juin 2004 portant réforme du régime des valeurs mobilières émises par les sociétés commerciales

Le troisième alinéa du point 2 est rédigé comme suit :

« L'intermédiaire qui a satisfait aux obligations prévues aux alinéas 7 et 8 de l'article L. 228-1 du Code de commerce peut, en vertu d'un mandat général de gestion des titres, transmettre pour une assemblée, le vote ou le pouvoir d'un propriétaire d'actions tel qu'il a été défini au troisième alinéa de cet article. »

Le reste de l'article est inchangé.

Vingt-quatrième résolution *(Pouvoirs pour les formalités).* — L'assemblée générale donne tous pouvoirs au porteur de copies ou d'extraits du procès-verbal des présentes délibérations pour faire toutes déclarations et remplir toutes formalités légales, dépôt, publicité ou autres.

Les demandes d'inscription de projets de résolutions à l'ordre du jour par les actionnaires remplissant les conditions prévues par l'article 128 du décret du 23 mars 1967 doivent être envoyées au siège social, à Neuilly-sur-Seine, à l'attention de la direction juridique, par lettre recommandée avec demande d'avis de réception, dans un délai de dix jours à compter de la publication du présent avis.

L'assemblée générale se compose de tous les actionnaires quel que soit le nombre d'actions possédé. Nul ne peut y représenter un actionnaire s'il n'est lui-même actionnaire ou conjoint de l'actionnaire représenté.

Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à l'assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte chez BNP Paribas cinq jours au moins avant la date fixée pour la réunion. Ils n'ont aucune formalité de dépôt à remplir et seront admis sur simple justification de leur identité.

Pour avoir le droit de participer à l'assemblée, les propriétaires d'actions au porteur doivent, cinq jours au plus tard avant la date fixée pour la réunion, demander à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.

Ils pourront également solliciter de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

L'attestation ainsi que le formulaire devront être adressés à BNP Paribas Securities Services, GIS Emetteurs, assemblées, Immeuble Tolbiac, 75450 Paris Cedex 09.

Pour être pris en compte, les formulaires de votes par correspondance devront parvenir à la banque sus-désignée trois jours au moins avant la réunion de l'assemblée générale.

Les date, lieux et heure de cette réunion seront précisés dans l'avis de convocation qui sera diffusé et publié conformément à la loi.

Le directoire.

84670

LA BREUILLE CROISSANCE

Société d'investissement à capital variable.
Siège social : 69, boulevard Haussmann, 75008 Paris.
433 740 149 R.C.S. Paris.

AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

MM. les actionnaires de la société La Breuille Croissance sont convoqués en assemblée générale mixte, ordinaire et extraordinaire, le vendredi 29 avril 2005 à 14 heures au siège social, 69, boulevard Haussmann, 75008 Paris, à l'effet de délibérer sur l'ordre du jour et les résolutions suivants :

Ordre du jour.

A titre ordinaire :
— Approbation des comptes de l'exercice clos le 31 décembre 2004 ;
— Conventions relevant de l'article L. 225-38 du Code de commerce ;
— Affectation des résultats de l'exercice clos le 31 décembre 2004 ;
— Ratification de la cooptation d'un administrateur.

A titre extraordinaire :
— Proposition de mise en conformité des statuts avec l'Instruction de la COB de novembre 2003 relative au prospectus complet des OPCVM prise en application du Règlement COB 89-02 modifié.

RÉSOLUTIONS

A titre ordinaire.

Première résolution. — L'assemblée générale ordinaire, après avoir entendu :
— lecture du rapport de gestion du conseil d'administration sur l'activité et la situation de la société pendant l'exercice clos le 31 décembre 2004 et sur les comptes dudit exercice ;
— lecture du rapport général du commissaire aux comptes ;
approuve les comptes dudit exercice tels qu'ils sont présentés ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports. En conséquence, l'assemblée générale donne quitus entier et sans réserve aux administrateurs de la société pour leur gestion au cours de cet exercice.

Deuxième résolution. — L'assemblée générale ordinaire, après avoir entendu lecture du rapport spécial du commissaire aux comptes sur les opérations visées aux articles L. 225-38 et suivants du Code de commerce, prend acte des conclusions dudit rapport.

Troisième résolution. — L'assemblée générale ordinaire prend acte du montant des sommes distribuables au titre de l'exercice 2004, soit 11 690,48 €.

Elle approuve l'affectation proposée par le conseil d'administration et décide de capitaliser l'intégralité du résultat, soit 11 690,48 €.

L'assemblée générale ordinaire prend acte de l'affectation des résultats au titre des trois précédents exercices :
— Exercice 2001 (premier exercice d'une durée exceptionnelle de 13 mois) : 71 636,92 €, intégralement capitalisé.
— Exercice 2002 :
 - Distribution d'un dividende net de 0,24 € par action auquel a été attaché un crédit d'impôt de 0,03 € pour les personnes physiques et de 0,12 € pour les personnes morales ;
 - Report à nouveau de 35,43 € ;
 - Capitalisation de 42 990,56 €.
— Exercice 2003 :
63 779,98 €, intégralement capitalisé.

Quatrième résolution. — L'assemblée générale ordinaire prend acte de la démission de M. Stéphane Astic de ses fonctions d'administrateur et lui donne quitus de sa gestion.

Cinquième résolution. — L'assemblée générale ordinaire ratifie la décision du conseil d'administration en date du 11 février 2005 de nommer M. Laurent Zeller en qualité d'administrateur, en remplacement de M. Stéphane Astic démissionnaire, pour la durée restant à courir du mandat de ce dernier. Le mandat de M. Zeller viendra donc à l'expiration à l'issue de l'assemblée générale ordinaire annuelle qui statuera sur les comptes de l'exercice clos en décembre 2009.

A titre extraordinaire.

Quatrième résolution. — L'assemblée générale extraordinaire approuve la nouvelle rédaction des statuts conformément à l'Instruction COB de novembre 2003 relative au prospectus complet des OPCVM prise en application du Règlement COB 89-02 modifié.

Cinquième résolution. — Tous pouvoirs sont donnés au porteur d'un original ou d'une copie certifiée conforme du procès-verbal de la présente assemblée à l'effet d'effectuer toutes formalités légales de publicité.

Tout actionnaire, quel que soit le nombre d'actions qu'il possède, peut prendre part à cette assemblée ou s'y faire représenter par son conjoint ou par un autre actionnaire.

Toutefois seront seuls admis à assister à cette assemblée ou à s'y faire représenter les actionnaires qui auront au préalable justifié de cette qualité :

1°) En ce qui concerne leurs actions nominatives, par l'inscription desdites actions en compte nominatif pur ou administré cinq jours au moins avant la date de l'assemblée,

2°) En ce qui concerne leurs actions au porteur inscrites en compte, en faisant justifier dans le même délai leur immobilisation par l'intermédiaire financier teneur du compte.

Les actionnaires désirant assister à l'assemblée recevront, sur leur demande, une carte d'admission.

Des formulaires de vote par correspondance ou par procuration pourront être envoyés si la société en a reçu la demande par lettre recommandée avec accusé de réception au plus tard six jours avant la date de l'assemblée. Pour être retenu, ce formulaire, dûment rempli, devra être retourné au siège social de la société trois jours avant la date de l'assemblée.

Il est rappelé que le vote par correspondance est exclusif du vote par procuration et réciproquement.

Les demandes d'inscription de projets de résolutions à l'ordre du jour doivent être envoyées dans un délai de dix jours à compter de la publication du présent avis.

Les actionnaires sont d'autre part informés que le bilan, le compte de résultat au 31 décembre 2004, ainsi que la composition des actifs ont été déposés au greffe du Tribunal de commerce de Paris. Ces documents sont tenus à leur disposition au siège de la société ; ils seront envoyés gratuitement à ceux d'entre eux qui en feront la demande. Les autres documents qui doivent être communiqués à l'assemblée générale seront également à leur disposition dans les conditions légales.

Cet avis de réunion vaut avis de convocation, sous réserve qu'aucune modification ne soit apportée à l'ordre du jour, à la suite de demandes d'inscription de projets de résolutions présentés par des actionnaires.

Le conseil d'administration.

84814

LAGARDERE ACTIVE BROADCAST

Société anonyme monégasque au capital de 24 740 565 €.
Siège social : 57, rue Grimaldi, MC 98000 Monaco.
R.C.I. 56 S 448 Monaco.
775 751 779 R.C.S. Paris. — APE : 744 B.

AVIS DE RÉUNION VALANT AVIS DE CONVOCATION

Les actionnaires de la société Lagardère Active Broadcast sont informés par le conseil d'administration qu'ils sont convoqués en assemblée générale ordinaire et à l'issue, en assemblée générale extraordinaire, le mardi 26 avril 2005 à 11 heures, au siège social 57, rue Grimaldi, entrée A-B, 5e étage, à Monaco, à l'effet de délibérer sur l'ordre du jour suivant :

Assemblée générale ordinaire :

1°) Lecture du rapport du conseil d'administration sur la marche des affaires sociales au cours de l'exercice 2004 ;

2°) Lecture du rapport des commissaires aux comptes sur le bilan et les comptes de l'exercice clos le 31 décembre 2004 ainsi que du rapport spécial sur les opérations visées à l'article 23 de l'Ordonnance souveraine du 5 mars 1895 ;

3°) Approbation du bilan et des comptes de l'exercice clos le 31 décembre 2004 ;

4°) Approbation des opérations visées à l'article 23 de l'Ordonnance souveraine du 5 mars 1895 ;

5°) Quitus au conseil d'administration ;

6°) Affectation du résultat ;

7°) Approbation des comptes consolidés de l'exercice clos le 31 décembre 2004 ;